Yield10 Bioscience, Inc.
19 Presidential Way
Woburn, Massachusetts 01801

April 8, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sergio Chinos, Esq.

Re:	Yield10 Bioscience, Inc.
Registration Statement on Form S-3
File No. 333 237539
Request for Acceleration
Dear Mr. Chinos:
Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Yield10 Bioscience, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333 237539), so that it may become effective at 10:00 a.m. (Washington, D.C. time) on April 10, 2020, or as soon thereafter as practicable.
Please call Megan Gates, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 348-4443 with any comments or questions regarding this matter.

Very truly yours, Yield10 Bioscience, Inc.
By:	/s/ Charles B. Haaser
	Name:	Charles B. Haaser
	Title:	Vice President, Finance, Chief Accounting Officer and Treasurer

cc:    Yield10 Bioscience, Inc.
Oliver P. Peoples, Ph.D.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Megan N. Gates, Esq.